UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

FirstBank NW Corp.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

33762X106

(CUSIP Number)

Jeffery D. Gow
11624 S.E. 5th Street, Suite 200
Bellevue, WA 98005

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 9, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33762X106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Crescent Capital VI, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 192,064

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 192,064

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 192,064

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.8%*

14.	Type of Reporting Person (See Instructions) OO

*  The calculation is based on a total of 2,833,984 shares of Common Stock outstanding as of February 16, 2004, as reported by the Issuer in its Form 10-QSB filed with the Securities and Exchange Commission on February 17, 2004.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffery D. Gow

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 192,064

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 192,064

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 192,064

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.8%**

14.	Type of Reporting Person (See Instructions) IN

*  The shares of Common Stock reported on this Schedule 13D were purchased by Crescent Capital VI, L.L.C. (“Crescent”), a limited liability company of which Mr. Gow is the managing member, using Crescent’s working capital.  In addition, Crescent effects purchases of shares through a customary margin account maintained for Crescent with Salomon Smith Barney.

**  The calculation is based on a total of 2,833,984 shares of Common Stock outstanding as of February 16, 2004, as reported by the Issuer in its Form 10-QSB filed with the Securities and Exchange Commission on February 17, 2004.

Item 1.	Security and Issuer

This statement relates to shares of Common Stock, par value $.01 per share (“Common Stock”), of FirstBank NW Corp., a Washington corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 1300 16th Avenue, Clarkston, Washington  99403.

Item 2.	Identity and Background

(a)           This statement is being filed by Crescent Capital VI, L.L.C., a limited liability company organized under the laws of the State of Washington (“Crescent”) and Jeffery D. Gow, an individual (“Gow”).  The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons”.

(b)-(c)     Crescent is a private investment entity that seeks appreciation of its assets for the benefit of its owners.  The address of Crescent’s principal place of business and principal office is 11624 S.E. 5th Street, Suite 200, Bellevue, WA 98005.

Gow, a natural person, is President of Polygon Northwest Company, a real estate development company.  Gow is the managing member of Crescent.  The address of his principal office and principal place of business is 11624 S.E. 5th Street, Suite 200, Bellevue, WA 98005.

The executive officers and persons controlling Crescent are set forth on Exhibit 1, attached hereto. Exhibit 1 sets forth the following information with respect to each such person:
(i) name;
(ii) business address;
(iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and
(iv) citizenship.

(d)-(e) During the last five years, neither the Reporting Persons nor any person named in Exhibit 1 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Gow is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate amount of funds used to purchase the shares of Common Stock acquired by Crescent since the filing of its initial Schedule 13D was $1,137,891.  The source of funds used by Crescent to purchase such shares was working capital.  In addition, Crescent effects purchases of shares through a customary margin account maintained for Crescent with Salomon Smith Barney, which may extend credit to Crescent as and when required to open or carry positions in the margin account, subject to applicable federal margin regulations, stock exchange rules and Salomon Smith Barney’s credit policies.  In such instances, the positions held in the margin account are pledged as collateral security for the repayment of the debit balances in the account.  A copy of the form of Salomon Smith Barney’s account agreement is incorporated herein by reference to Exhibit 2 to Crescent’s initial Schedule 13D, filed with the Securities and Exchange Commission on January 22, 2004.

Item 4.	Purpose of Transaction

The Reporting Persons have acquired the shares of the Issuer reported herein in order to profit from appreciation of the Common Stock, which the Reporting Persons believe is undervalued.  The Reporting Persons intend to closely monitor developments at the Issuer and may communicate with members of management and with other shareholders or potential shareholders of the Issuer on matters that the Reporting Persons deem relevant to their investment in the Issuer, including for the purpose of influencing material business decisions relating to the Issuer.  Depending upon market conditions and other factors that the Reporting Persons may deem material to their investment decisions, the Reporting Persons may purchase additional securities of the Issuer in the open market or in private transactions, or may dispose of all or a portion of the securities of the Issuer that the Reporting Persons own or hereafter may acquire.  In addition, based on the Reporting Persons’ continuing evaluation of the Issuer as well as market conditions and other factors that the Reporting Persons deem relevant to their investment, the Reporting Persons reserve the right to take any actions which could relate to, or result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth in this Item 4, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)  The calculations included herein are based on a total of 2,833,984 shares of Common Stock outstanding as of February 16, 2004, as reported by the Issuer in its Form 10-QSB filed with the Securities and Exchange Commission on February 17, 2004.

As of the close of business on February 23, 2004, Crescent beneficially owns 192,064 shares of Common Stock, which represent approximately 6.8% of the outstanding Common Stock.  Gow does not own any shares of Common Stock directly.  As the managing member of Crescent, Gow may be deemed, by the provisions of Rule 13d-3 of the Securities and Exchange Act of 1934, as amended, to be the beneficial owner of the 192,064 shares of Common Stock owned by Crescent.

(b)  Crescent has sole voting power and power of disposition over the 192,064 shares of Common Stock that it beneficially owns.  As the managing member of Crescent, Gow has the authority to exercise such voting power and power of disposition on behalf of Crescent.

(c)  Since the filing of its initial Schedule 13D, Crescent purchased a total of 37,412 shares of Common Stock on the dates and at the prices set forth on Exhibit 3.  The purchases were made for cash in open market transactions.

(d) None.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Joint Filing Agreement attached as Exhibit 4, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description
Exhibit 1	Name, business address and present principal occupation of each executive officer or person controlling Crescent Capital VI, L.L.C.

Exhibit 2

Form of Salomon Smith Barney Client Agreement (incorporated herein by reference to Exhibit 2 to Crescent Capital VI, L.L.C.’s Schedule 13D, filed with the Securities and Exchange Commission on January 22, 2004)

Exhibit 3	Dates and prices of purchases of Common Stock since the filing of Crescent Capital VI, L.L.C.’s Schedule 13D

Exhibit 4	Joint Filing Agreement dated February 24, 2004

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2004

Crescent Capital VI, L.L.C.

	By	/s/ Jeffery D. Gow
Name: Jeffery D. Gow
Title: Managing Member

/s/ Jeffery D. Gow
Jeffery D. Gow